

December 10, 2015

Mail Stop 4720

<u>Via E-mail</u>
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re: HSBC Holdings plc
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-14930

Dear Mr. Mackay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Note 35 – Called-Up Share Capital and Other Equity Instruments, page 437</u>

<u>Additional Tier 1 Capital – Contingent Convertible Securities, page 438</u>

1.   We note your disclosure regarding the US$5.681 billion of perpetual subordinated contingent convertible securities issued as of December 31, 2014, and that you issued an additional US$2.25 billion during March 2015. In your disclosure, you indicate that you have classified these instruments as equity, due in part to the fact that the securities will be convertible into ordinary shares of HSBC, at a pre-determined price, should HSBC's consolidated, end point CET 1 ratio fall below 7.0%. Your disclosure goes on to state that per the terms of the securities, on bail-in the securities will convert into ordinary shares at a conversion price of £2.70, subject to certain anti-dilution and foreign exchange adjustments.   Given that the conversion price appears to be denominated in a

foreign currency that is different than the US$ and Euro denominated perpetual subordinated contingent convertible securities, please tell us how you considered whether there was an embedded derivative that was required to be bifurcated and accounted for at fair value. To the extent that you have bifurcated an embedded derivative related to these instruments, please tell us the value recorded as of December 31, 2014 and September 30, 2015, and consider expanding your disclosure in future filings to discuss this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services